Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.: 001-09853

On August 13, 2007, the following communication was sent via email to eligible employees of VMware, Inc. (“VMware”) in connection with EMC Corporation’s (“EMC”) and VMware’s offer to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

TO:

The final exchange ratio in connection with the previously announced exchange offer by VMware and EMC to eligible VMware employees is 0.61158 (number has been rounded). The exchange ratio is a fraction, the numerator of which is the average of the volume weighted average price per share of EMC stock on the New York Stock Exchange for the final two full trading days prior to August 13, 2007, the expiration date of the exchange offer, and the denominator of which is the initial public offering price of VMware Class A common stock.

The average of the volume weighted average price per share of EMC stock on the New York Stock Exchange on August 9, 2007 and August 10, 2007 and the initial public offering price of VMware Class A common stock, which were used to calculate the final exchange ratio, were 17.73585 (number has been rounded) and $29.00, respectively.

The number of VMware shares subject to a VMware option and the number of shares of restricted VMware Class A common stock received in the exchange will be rounded down to the nearest whole share on an award-by-award basis. Accordingly, VMware options and restricted VMware Class A common stock will not be granted for fractional shares, and tendering employees will not be compensated for fractional shares they would have otherwise received.

You are able to obtain a free copy of the Prospectus – Offer to Exchange and other related documents filed with the SEC by VMware and EMC at the SEC’s web site at www.sec.gov. You are also able to obtain a free copy of these documents by sending a request to the information and exchange agent, Mellon Investor Services, at the following addresses and telephone numbers:

By Mail:	By Hand:	By Overnight:

Mellon Investor Services Reorganization Department PO Box 3301 South Hackensack, NJ 07606	Mellon Investor Services Reorganization Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	Mellon Investor Services Reorganization Department 480 Washington Blvd. Mail Stop - Reorg Jersey City, NJ 07310

1-888-313-1479 (from within the U.S.)

201-680-6672 (from outside the U.S.)